UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65168/August 19, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14439

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In the Matter of

INTERNATIONAL POULTRY CO., INC.
  (n/k/a CARLEY ENTERPRISES, INC.),
INTERNATIONAL THOROUGHBRED
  BREEDERS, INC.,
IONIC FUEL TECHNOLOGY, INC., and
IPEX, INC. (n/k/a SALUS LABS
  INTERNATIONAL, INC.)

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  :
  :
  :   ORDER MAKING FINDINGS AND
  :   REVOKING REGISTRATION BY
  :   DEFAULT AS TO IPEX, INC. (n/k/a
  :   SALUS LABS INTERNATIONAL,
  :   INC.)
  :
  :

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on June 28, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondent IPEX, Inc. (n/k/a Salus Labs International, Inc.) (IPEX), was served with the OIP on July 1, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[1] IPEX's Answer was due July 14, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, IPEX has not filed an Answer.

IPEX is in default for failing to file an Answer to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

IPEX (CIK No. 1258383) is a Nevada corporation located in Flint, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IPEX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of over $337,000 for the prior three months. As of June 23, 2011, the company's stock (symbol "IPEX") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondent has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its

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[1] The proceeding has ended as to all other Respondents. See International Poultry Co., Inc. (n/k/a Carley Enterprises Inc.), Securities Exchange Act Release No. 65027 (August 4, 2011).

periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, IPEX failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering Respondent's delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of IPEX, Inc. (n/k/a Salus Labs International, Inc.), are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge